SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                       CCC INFORMATION SYSTEMS GROUP, INC.
                       -----------------------------------
                                (Name of Issuer)

                          Common Stock, $0.10 Par Value
                          -----------------------------
                         (Title of Class of Securities)

                                    12487Q198
                                 --------------
                                 (CUSIP Number)

Herbert S. Winokur, Jr.                         Mark E. Thierfelder, Esq.
Capricorn Investors III, L.P.                   O'Melveny & Myers LLP
c/o Capricorn Holdings III, LLC                 The Citicorp Center
30 East Elm Street                              153 East 53rd Street, 54th Floor
Greenwich, CT 06830                             New York, New York 10022-4611
(203) 861-6600                                  (212) 326-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 24, 2001
     -----------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

               Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

               * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12487Q198                   13D                     PAGE 2 OF 13 PAGES
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           CAPRICORN INVESTORS II, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                            (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS  (SEE INSTRUCTIONS)
           OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) OR 2(e)                                                         [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
--------------------------------------------------------------------------------

NUMBER OF                      7      SOLE VOTING POWER
SHARES                                0
BENEFICIALLY                          ------------------------------------------
OWNED BY                       8      SHARED VOTING POWER
EACH REPORTING                        1,337,000
PERSON WITH                           ------------------------------------------
                               9      SOLE DISPOSITIVE POWER
                                      0
                                      ------------------------------------------
                              10      SHARED DISPOSITIVE POWER
                                      1,337,000
                                      ------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,337,000
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.8%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)
               PN
--------------------------------------------------------------------------------

CUSIP NO. 12487Q198                   13D                     PAGE 3 OF 13 PAGES
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           CAPRICORN HOLDINGS, LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                            (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS  (SEE INSTRUCTIONS)
           OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) OR 2(e)                                                         [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
--------------------------------------------------------------------------------

NUMBER OF                      7      SOLE VOTING POWER
SHARES                                0
BENEFICIALLY                          ------------------------------------------
OWNED BY                       8      SHARED VOTING POWER
EACH REPORTING                        1,337,000
PERSON WITH                           ------------------------------------------
                               9      SOLE DISPOSITIVE POWER
                                      0
                                      ------------------------------------------
                              10      SHARED DISPOSITIVE POWER
                                      1,337,000
                                      ------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,337,000
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.8%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)
               OO
--------------------------------------------------------------------------------

CUSIP NO. 12487Q198                   13D                     PAGE 4 OF 13 PAGES
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           CAPRICORN INVESTORS III, L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                            (A) [ ]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS  (SEE INSTRUCTIONS)
           OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) OR 2(e)                                                         [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
--------------------------------------------------------------------------------

NUMBER OF                      7      SOLE VOTING POWER
SHARES                                0
BENEFICIALLY                          ------------------------------------------
OWNED BY                       8      SHARED VOTING POWER
EACH REPORTING                        0
PERSON WITH                           ------------------------------------------
                               9      SOLE DISPOSITIVE POWER
                                      0
                                      ------------------------------------------
                              10      SHARED DISPOSITIVE POWER
                                      0
                                      ------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               0
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)
               PN
--------------------------------------------------------------------------------

CUSIP NO. 12487Q198                   13D                     PAGE 5 OF 13 PAGES
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           CAPRICORN HOLDINGS III, LLC
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                            (A) [ ]
                                                                      (B) [ ]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS  (SEE INSTRUCTIONS)
           OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) OR 2(e)                                                         [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
--------------------------------------------------------------------------------

NUMBER OF                      7      SOLE VOTING POWER
SHARES                                0
BENEFICIALLY                          ------------------------------------------
OWNED BY                       8      SHARED VOTING POWER
EACH REPORTING                        0
PERSON WITH                           ------------------------------------------
                               9      SOLE DISPOSITIVE POWER
                                      0
                                      ------------------------------------------
                              10      SHARED DISPOSITIVE POWER
                                      0
                                      ------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               0
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               0.0%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)
               00
--------------------------------------------------------------------------------

CUSIP NO. 12487Q198                   13D                     PAGE 6 OF 13 PAGES
--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           HERBERT S. WINOKUR, JR.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS)                                            (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS  (SEE INSTRUCTIONS)
           OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
        2(d) OR 2(e)                                                         [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES OF AMERICA
--------------------------------------------------------------------------------

NUMBER OF                      7      SOLE VOTING POWER
SHARES                                0
BENEFICIALLY                          ------------------------------------------
OWNED BY                       8      SHARED VOTING POWER
EACH REPORTING                        1,337,000
PERSON WITH                           ------------------------------------------
                               9      SOLE DISPOSITIVE POWER
                                      0
                                      ------------------------------------------
                              10      SHARED DISPOSITIVE POWER
                                      1,337,000
                                      ------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,337,000
--------------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.2%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)
               IN
--------------------------------------------------------------------------------

               This Schedule 13D/A (Amendment No. 2) amends and supplements the Statement on Schedule 13D dated July 22, 1998 (as amended by the Schedule 13D/A (Amendment No. 1) dated August 11, 1998, the "STATEMENT"), filed by Capricorn Investors II, L.P., Capricorn Holdings, LLC, and Herbert S. Winokur, Jr. with respect to the common stock, $0.10 par value of CCC Information Services Group Inc. Capitalized terms used herein without definition have the meanings ascribed to them in the Statement.

ITEM 2.        IDENTITY AND BACKGROUND.

               Item 2 is amended and restated as set forth below.

               This statement is filed on behalf of Capricorn Investors II, L.P., a Delaware limited partnership ("CAPRICORN II"), Capricorn Holdings, LLC, a Delaware limited liability company and sole general partner of Capricorn II ("CAPRICORN HOLDINGS"), Capricorn Investors III, L.P., a Delaware limited partnership ("CAPRICORN III"), Capricorn Holdings III, LLC, a Delaware limited liability company and sole general partner of Capricorn III ("CAPRICORN HOLDINGS III"), and Herbert S. Winokur, Jr., the manager of each of Capricorn Holdings and Capricorn Holdings III ("WINOKUR"). Winokur may be deemed to control Capricorn II and Capricorn Holdings, respectively, and Capricorn III and Capricorn Holdings III, respectively.

               The address of the principal business and principal office of the reporting persons is 30 East Elm Street, Greenwich, Connecticut 06830. Winokur is a citizen of the United States of America.

               During the past five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Capricorn II is principally engaged in making equity and debt investments in, and controlling or otherwise influencing the operations of, other companies, currently including, without limitation, companies involved in the manufacture of adult incontinence products, the license and sale of branded baked goods, and the design and fabrication of oil field processing equipment and systems for domestic and international oil and gas industry.

               Capricorn III is principally engaged in making equity and debt investments in, and controlling or otherwise influencing the operations of, other companies, currently including companies involved in the manufacture and sale of frozen yogurt, ice cream, and frozen novelty food products, the provision of venture capital to technology companies, and the provision of marketing and consulting services to companies.

               The reporting persons do not constitute, and are not filing this statement as, a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934 (the "EXCHANGE ACT"). For purposes of Section 13(d) of the Exchange Act, each reporting person disclaims beneficial ownership of shares of Common Stock beneficially owned by any other reporting person, except that neither Capricorn Holdings nor Winokur disclaim beneficial ownership of shares of Common Stock beneficially owned by the other. See also Item 6.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Item 3 is amended by adding the following.

               On January 24, 2001, the Company and Capricorn III executed a letter of intent (the "LETTER OF INTENT") pursuant to which Capricorn III and/or one or more of its affiliates has the right and obligation, subject to certain conditions in the Letter of Intent, to acquire trust preferred stock (the "TRUST PREFERRED STOCK") to be issued by a new business trust (the "TRUST") to be established by the Company and warrants to acquire 1,200,000 shares of Common Stock (the "WARRANTS"). The sole asset of the Trust will be $15,000,000 of senior subordinated notes to be issued by the Company (the "NOTES"). The aggregate purchase price for the shares of Trust Preferred Stock and the Warrants will be $15,000,000. The funds will be provided by capital contributed to Capricorn III by its partners.

ITEM 4.        PURPOSE OF TRANSACTION.

               Item 4 is amended by adding the following.

               On January 24, 2001, the Company and Capricorn III executed the Letter of Intent, pursuant to which Capricorn III and/or one or more of its affiliates has the right and obligation to purchase the Trust Preferred Stock and the Warrants for an aggregate purchase price of $15,000,000 (the "CAP III INVESTMENT"). The respective obligations of the Company and Capricorn III are subject to the satisfaction of certain conditions specified in the Letter of Intent, including, without limitation, (i) expiration of the applicable waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the negotiation and execution of definitive agreements with respect to the Cap III Investment, and (iii) the restructuring of the Company's existing bank debt in a manner satisfactory to Capricorn III. The closing of the Cap III Investment (the "CLOSING") is scheduled to occur on or before February 9, 2001.

               The Notes will be subordinated to the Company's bank debt and pari passu with the Company's other debt for borrowed money. Cumulative dividends on the Trust Preferred Stock will accrue at a rate of (i) 9% per annum, payable in cash or in kind at the Company's option, for the first three years from the Closing and (ii) 11% per annum, payable in cash, thereafter. The Trust Preferred Stock will be mandatorily redeemable five years following the Closing. In addition, all or any portion of the outstanding Trust Preferred Stock may be called for redemption at the option of the Company at any time after the third anniversary of the Closing. The redemption price for both the mandatory and the optional redemptions will be equal to the stated value of the Trust Preferred Stock plus accrued but unpaid dividends.

               The holders of the Trust Preferred Stock will have approval rights over certain activities of the Company. Furthermore, upon a change of control of the Company, Capricorn III will have the right to require the Company to repurchase the Trust Preferred Stock at a price equal to 100% of the stated value thereof plus accrued but unpaid dividends. This change of control provision may impede the acquisition of control of the Company.

               The Warrants will be exercisable at any time for five years from the issue date at an exercise price of ten dollars ($10.00) per share. The Warrants will permit "cashless exercise" and payment of the exercise price by surrender of Trust Preferred Stock at stated value plus accrued but unpaid dividends. Holders of Warrants will get the benefit of extraordinary distributions made on shares of Common Stock while the Warrants are outstanding. In addition, holders who hold both the Trust Preferred Stock and the Warrants will vote with the holders of Common Stock, on a basis as if the Warrants had been exercised.

               The Letter of Intent also provides that at the Company's election, the principal amount of the Trust Preferred Stock to be sold may be increased to $65,000,000 and the number of Warrants may be increased proportionately to 5,200,000 to accommodate other additional investors ("ADDITIONAL INVESTORS"). Additional Investors will not be accommodated, however, if the increase in the Trust Preferred Stock and Warrants would require a vote of the shareholders of the Company or if the increase would in any way cause a delay in the closing of the Cap III Investment. Capricorn III will be entitled to the benefit of certain terms and conditions contained in the definitive documentation of a transaction with any Additional Investor within nine months of the Closing.

               If the transaction with a particular Additional Investor is not consummated in full and the Company determines to sell Trust Preferred Stock and Warrants to other Additional Investors, Capricorn III will be entitled, for 15 days from receipt of written notice of such determination, to designate one or more of its limited partners as such Additional Investors before the Company will be entitled to designate another person as an Additional Investor, and such limited partner or partners, as the case may be, may, in its or their, as the case may be, sole discretion, elect to purchase up to all of the Trust Preferred Stock and Warrants allocated by the Company for Additional Investors. Any Additional Investors (other than limited partners and general partners of Capricorn III) must be reasonably acceptable to Capricorn III and the Company's board of directors.

               In addition, the Letter of Intent provides that if the Company does not consummate certain transactions, the Company will, at Capricorn III's request, use its best efforts to obtain alternative financing. Capricorn III and its affiliates would be given the opportunity to participate in such alternative financing and would be entitled to exchange their Trust Preferred Stock and Warrants, in lieu of cash, for any equity or equity equivalent securities that may be issued in such alternative financing.

               The Letter of Intent further provides that the board of directors of the Company shall have seven members, but may be increased up to eleven members. Winokur and Dudley C. Mecum, a Managing Director of each of Capricorn Holdings and Capricorn Holdings III, are currently members of the Company's board. The Letter of Intent also provides that Capricorn III will have the right to have one designee elected to the Company's board pursuant to its ownership of the Warrants and Trust Preferred Stock (i) for as long as no Warrants or Common Stock underlying the Warrants are sold or transferred by Capricorn III (other than certain permitted transfers and exercises of the Warrants) or (ii) upon the sale or transfer of any Warrants or Common Stock underlying the Warrants so long as Capricorn III, Capricorn II, their respective limited partners, general partners, and affiliates (Capricorn II and such limited partners, general partners and affiliates, collectively, the "PURCHASER AFFILIATES") retain 5% or more of the Company's then-outstanding Common Stock (determined after giving effect to the exercise of any of the unexercised Warrants). If as a result of the sale or transfer of the Warrants or Common Stock, Capricorn III and the Purchaser Affiliates own less than 5% of the Common Stock (determined after giving effect to the exercise of any of the unexercised Warrants), Capricorn III will not be entitled to select any directors of the Company merely as a result of the Cap III Investment. Additionally, so long as Capricorn III is entitled to a board seat in accordance with the provisions described above, the Capricorn III designee shall be a member of the Company's compensation and nominating committee, and the chairman of such committee shall be reasonably acceptable to such designee.

               The purpose of Capricorn III, Capricorn Holdings III and Winokur in causing Capricorn III to enter into the Letter of Intent and purchase the shares of Trust Preferred Stock and the Warrants from the Company is to acquire an interest in the Notes and an equity position in the Company and, through its representation on the Company's board of directors, to influence the management, policies and activities of the Company.

               If Capricorn III acquires the Warrants and the shares of Trust Preferred Stock, Capricorn III may subsequently acquire or dispose of shares of Common Stock, other equity securities or other securities of the Company. The amount, timing and conditions of any such possible purchase or sale of any shares of Common Stock, other equity securities or other securities of the Company by Capricorn III will depend upon the continuing assessment by Capricorn III, Capricorn Holdings III and Winokur of all relevant factors, including, without limitation, the following: the Company's business and prospects; the attitude and actions of the management, board of directors and other stockholders of the Company; other business and investment opportunities available to Capricorn III; the business and prospects of Capricorn III; economic conditions generally and in the automotive information and claims processing services business particularly; stock market, commodity market and money market conditions; the availability and nature of opportunities to dispose of the securities of the Company owned by Capricorn III; the availability and nature of opportunities for Capricorn III to purchase additional securities of the Company; and other plans and requirements of Capricorn III. Depending upon their assessment of these factors from time to time, Capricorn III, Capricorn Holdings III or Winokur may change their present intentions as stated above.

               The determination of Capricorn III, Capricorn Holdings III and Winokur, as the case may be, to have Capricorn III make an investment in the Company was made in the context of an overall review of the Company and its subsidiaries, which included the possibility (which Capricorn III, Capricorn Holdings III and Winokur intend to continue to consider) of seeking to acquire securities of the Company in addition to the Trust Preferred Stock and the Warrants to be acquired pursuant to the Letter of Intent. However, none of Capricorn III, Capricorn Holdings III and Winokur has any present plans in this regard other than any acquisition of the Trust Preferred Stock, the Warrants, and the underlying Common Stock as contemplated by the Letter of Intent.

               Should Capricorn III in the future seek to acquire additional shares of Common Stock, other equity securities or other securities of the Company (including, without limitation, by means of market or privately negotiated purchases of securities of the Company, a tender offer, merger or otherwise), the prior establishment of an equity position in the Company might assist Capricorn III in reaching such result.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

               Item 5 is amended by adding the following.

               Upon the closing of the Cap III Investment and as a result of acquiring the Warrants, Capricorn III will be the direct beneficial owner, and Capricorn Holdings III will be the indirect beneficial owner, of 1,200,000 shares of Common Stock issuable upon exercise of the Warrants, and Winokur will be the indirect beneficial owner of 2,537,000 shares of Common Stock, of which 1,337,000 shares are currently issued and outstanding and directly owned by Capricorn II and indirectly owned by Capricorn Holdings and 1,200,000 shares will be issuable to Capricorn III upon exercise of the Warrants. Based upon 21,695,268 shares of Common Stock issued and outstanding on November 13, 2000 (as reported in the Company's most recent 10-Q filed on November 14, 2000), and determined without giving effect to the exercise of any options to purchase shares or other rights to purchase or receive shares other than the Warrants, the shares to be so beneficially owned by Capricorn III and Capricorn Holdings III will equal approximately 5.2% of the outstanding shares of Common Stock, the shares directly owned by Capricorn II and indirectly owned by Capricorn Holdings will equal approximately 5.8% of the outstanding shares of Common Stock (increased from 5.34%, as reported in Amendment No. 1 to the Statement filed on August 11, 1998, due to a decrease in the number of shares of Common Stock outstanding), and the shares to be so beneficially owned by Winokur will equal approximately 11.1% of the outstanding shares of Common Stock. Capricorn III, Capricorn Holdings III and Winokur may be deemed to share the power to vote and direct the disposition of the shares of Common Stock underlying the Warrants to be so acquired in the Cap III Investment.

               Except or disclosed herein with respect to the Letter of Intent, none of Capricorn II, Capricorn Holdings, Capricorn III, Capricorn Holdings III, or Winokur has effected any transaction in Common Stock during the past 60 days.

               The Series C Preferred Stock and Series D Preferred Stock that Capricorn II purchased from White River Ventures pursuant to the Purchase Agreement was redeemed by the Company on December 31, 1998.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Item 6 is amended by adding the following.

               The Letter of Intent provides that the Trust Preferred Stock and the Warrants will not be transferable until the third anniversary of the Closing and thereafter will be freely transferable subject only to securities law limitations on transferability; PROVIDED that prior to such third anniversary, Capricorn III may transfer the Trust Preferred Stock and Warrants to its general partners, limited partners or affiliates so long as (i) such entities agree to be bound by the same terms and conditions and (ii) such transfer would not cause the Company to register the Trust Preferred Stock or the Warrants. The shares of Common Stock underlying the Warrants will be freely transferable at any time (regardless of whether the Trust Preferred Stock is being transferred) subject only to securities law limitations.

               In addition, the Letter of Intent states that at the Closing, Capricorn III and the Company will enter into a registration rights agreement (the "REGISTRATION RIGHTS AGREEMENT"). The Registration Rights Agreement will provide that holders of shares of Common Stock issued upon exercise of the Warrants ("WARRANT SHARES") will have the right to require the Company to effect up to one underwritten registration and two shelf registrations of such shares on Form S-3, provided that such shares in any such registration have an aggregate offering price in excess of $5,000,000. If, for any reason, the Company is not eligible to register securities on Form S-3, the holders of Warrant Shares will have the right to require the Company to effect up to an aggregate of one underwritten registration and one shelf registration on Form S-1. The Registration Rights Agreement will also provide that holders of Warrant Shares will have unlimited piggyback registration rights, subject to customary pro rata underwriter cutbacks. Reference is made to the Letter of Intent for a more complete statement of the terms of the Registration Rights Agreement.

               The Amended and Restated Stockholders Agreement dated June 30, 1998 among David M. Phillips, Loeb Investors Co. XV, Loeb Investors Co. XIII, Loeb Investors Co. 108, White River Ventures and the Company, to which Capricorn II acknowledged its Common Stock was subject, is no longer in effect.

               The description of the Letter of Intent set forth in this Amendment No. 2 is qualified in its entirety by reference to the terms of the Letter of Intent, a copy of which is being filed as an exhibit to this Amendment No. 2.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               Item 7 is amended by adding the following.

               Exhibit 4 Letter of Intent dated as of January 24, 2001 between CCC Information Systems Group Inc. and Capricorn Investors III, L.P.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 1, 2001

CAPRICORN INVESTORS II, L.P.

By:     CAPRICORN HOLDINGS, LLC,
        its General Partner

        By:    /s/ HERBERT S. WINOKUR, JR.
               ------------------------------------
               Herbert S. Winokur, Jr., Manager

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 1, 2001

CAPRICORN HOLDINGS, LLC

By:     /s/ HERBERT S. WINOKUR, JR.
        ------------------------------------
        Herbert S. Winokur, Jr., Manager

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 1, 2001

CAPRICORN INVESTORS III, L.P.

By:     CAPRICORN HOLDINGS III, LLC,
        its General Partner

        By:    /s/ HERBERT S. WINOKUR, JR.
               ------------------------------------
               Herbert S. Winokur, Jr., Manager

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 1, 2001

CAPRICORN HOLDINGS III, LLC

By:     /s/ HERBERT S. WINOKUR, JR.
        ------------------------------------
        Herbert S. Winokur, Jr., Manager

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 1, 2001


/s/ HERBERT S. WINOKUR, JR.
------------------------------------
Herbert S. Winokur, Jr.


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